SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

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[GRAPHIC]

2005 Roadshow

Australia and New Zealand Banking Group Limited

November 2005

[LOGO]

Strategic Overview

[LOGO]

Record profit, ahead of target

Strong revenue momentum in second half

		2005 v 2004

NPAT*	$ 3,056m	é	11.9%

Cash EPS*	175.2c	é	8.8%

Dividend	110c	é	8.9%

	2h05 v 1h05

NPAT*	é	4.8%

Total Income*	é	4.9%

Other Operating Income*	é	7.6%

*excluding NZ incremental integration costs and significant items

Real progress on strategic agenda in 2005

Where our growth will come from

[GRAPHIC]

ANZ Strategy Day – 7 September 2005

Seamless succession
• Graham Hodges	New Zealand
• Mark Paton	Corporate
• David Hisco	Esanda

Australia

•                  Profit up 14%

•                  Personal up 15%

•                  Corporate up 10%

•                  Esanda up 11%

Institutional

•                  Up 8%, de-risking completed

New Zealand

•                  Flat result in competitive market

•                  Integration largely complete

•                  Good outlook for 2007 & beyond

Asia-Pacific

•                  Good underlying momentum

•                  Progress on expansion agenda

ANZ’s strategic priorities

Maintain narrow geographic focus

•                  Build a stronger strategic presence in Australia

•                  Defend leadership in NZ, invest in underweight segments, and secure the benefits from integration

•                  Expand selectively in emerging Asia – Pacific markets

Actively manage portfolio of specialist businesses

Invest in rapidly growing segments to create revenue growth of 7-9% per annum

Embrace an aggressive internal transformation agenda to lower cost-income to low 40s

Growth - Increase revenue growth to 7-9% per annum

Continue to invest in faster growth segments

•                  Leverage high natural growth in Personal Banking

•                  Consolidate strong position in Institutional and invest in faster growth Investment Banking segments

•                  Build on strong Corporate position and leverage into relationship Business and Small Business Banking

•                  Build on rapid momentum in Private Banking

•                  Build a more strategic position in Wealth Management and Insurance over the medium term

Increase costs, but grow revenues faster than costs

Transformation – Lean, agile, sharp, externally-focused

•                  Target 40% cost-income ratio

•                  Realise benefits from New Zealand integration

•                  Reallocate resources to customers and markets

•                  Non-customer overhead reduction program

•                  Create new integrated global operations specialisation

•                  New simplified technology architecture

•                  More decisive, with radical improvement in speed to market

•                  Leverage ANZ’s unique performance culture and values

Invest in high growth priority areas, improve return from low growth areas or de-emphasise

Australia & New Zealand

[CHART]

ANZ Position

Creating Australasia’s leading bank

•                  Mission – to become Australasia’s leading bank

•                  Favourable 2006 outlook:

“Environment should be broadly similar to 2005, enabling us to produce continued good results in the year ahead”

•                  New Growth and Transformation agenda:

Growth	7% - 9% annual revenue growth
Transformation	40% cost-income ratio

Financial Performance

Good full year result: strong revenue momentum in the second half

[CHART]

^excludes significant items & incremental integration costs

Scorecard	FY05	2H05
Volume Growth	✓✓	✓✓
Interest Margin	X*	X*
Non Int. Income	✓	✓✓
Expenses	X	X
Provisions	✓✓	✓
Tax	✓	✓
Cash EPS	✓	✓

✓✓ -	Favourable to expectations
✓ -	In line with expectations
X –	Unfavourable to expectations

*impacted by derivative transactions

Strong lending growth offset by margin pressure

Net Interest Income#  Drivers FY05

[CHART]

@excludes markets, #NII includes tax equivalent gross-up and margin decline includes joint variance

**FY04 normalised for two extra month of NBNZ

^excludes significant items, incremental integration costs & shareholder functions

+growth in net loans & advances

Excluding FX hedge impact, margin decline close to longer term trend

Margin decline a mix of Structural impacts and Competition	Competition most intense in NZ mortgage market
(competition impact on Group Margin Sep 04 – Sep 05)

[CHART]	[CHART]

refer slides 27 & 28 for detailed geographic analysis

“Underlying” margin contraction in line with peers

	ANZ	WBC*

Headline NIM contraction	(14.0bps)	(3bps)

Bank Specific Items

• NBNZ acquisition full year impact	0.6bps

• FX revenue hedging	2.6bps

• Treasury mismatch income	3.5bps

• Accounting & other changes		(4bps)

Underlying NIM contraction	(7.3bps)	(7bps)

*Source – WBC Profit Announcement

Strong 2nd half non-interest income performance

Improved performance across all major Divisions	Key Drivers (2H05 v 1H05)
Personal
[CHART]	• Volume related fee income increases
• Increase fee income from Wealth Management business

Institutional
• Strong client flow in markets business
• Good fee growth in C&SF
• Improved cross sell by Client Relationship Group

New Zealand
• Seasonality of fee income in 2H05
• Volume related fee income increases

Corporate
• Volume related fee income increases
• Increased contribution from Small Business

note – there have been a number of minor restatements to 1H05 numbers

*excluding significant items; ** normalised for two additional months from NBNZ

Improved revenue growth & lower credit costs has permitted higher growth investment

[CHART]

*extra 2 months of NBNZ in FY05

^includes investment in branch improvement program

Growth investment has been weighted towards increasing frontline FTE

Approx. 2,200 new FTE’s in FY05

[CHART]

•                  Approx. 70% of new business* FTE in frontline roles

•                  Full run rate of FTE investment to drive expense growth in FY06

•                  Institutional frontline investment offset by restructuring reductions and PSF sale (approx 30 FTE), investment in TTS support for new operations and increased volumes

*excludes Group & Integration

Solid momentum in Australia

Division	NPAT (Half on Half)	NPAT (Year on Year)

Personal Banking	[CHART]	[CHART]
Institutional
New Zealand* (NZ$)
Corporate
Esanda & UDC
Asia Pacific

Geographic

Australia*	[CHART]	[CHART]
New Zealand* (NZ$)
Asia Pacific

*excludes significant items & incremental integration costs, NZ numbers normalised for 2 extra months of NBNZ in 2004

Credit quality remains favourable, delinquencies down on 1H05

Non Accrual Loans continue to reduce

[CHART]

Delinquencies remain low
(60 day delinquencies)

[CHART]

Specific Provisions continue to reduce

[CHART]

A-IFRS indicative impact on key measures

	AGAAP	A-IFRS^	Key Drivers

Cash EPS	175.2 cents	172.5 cents	• Impact of share based payments
			• Hedge derivative revaluations treated as non-cash

Return on Ordinary Equity	17.3%	18.7%	• NPAT increased by ~ $133m
			• Equity reduced by IFRS adjustments to Retained Earnings

Return on Assets	1.08%	1.11%	• NPAT increased by ~ $133m
			• Slight increase in assets - securitisation

General/Collective Provision to RWA’s	0.99%	0.85%	• Reduction in General Provision to align to Collective Provisioning methodology

Net Interest Margin	2.35%	2.41%	• NII adjusted for fee revenue, Individual provisioning & StEPS dividend
			• AIEA increased due to recognition of Commercial Bills & Securitised Assets

Cost to Income Ratio*	45.6%	46.6%	• Expenses increased due to recognition of share based payments
			• Income flat – items offset excluding non cash hedge revaluations

ACE Ratio	5.1%	5.1%	• Small movement to ACE, RWA’s unchanged

Ratios for year ended or as at 30 September 2005

*excluding significant items & incremental integration costs, goodwill and hedge derivative revaluations

All numbers subject to finalisation of IFRS figures and possible APRA impacts ^considers potential impact of provisioning, hedging volatility not included

Increased earnings volatility anticipated under IFRS driven by provisioning charge

•                  ELP charge relatively stable compared to total IFRS provision charge

•                  Collective provision function of

•                  Probability of Default & Loss Given Default

•                  Portfolio concentration

•                  Specific events

•                  Risk & Cycle conditions

IFRS Provision charge exhibits greater volatility than ELP charge

[CHART]

*refer slide 39

**excludes special GP charge in 2002

Capital – regulatory position still under review

1.              IFRS considerations

•                  Initial capital impacts of IFRS expected to be modest

•     approx. $1.1b decrease in book equity, ACE and Tier 1 impact immaterial

•                  APRA treatment of IFRS adjustments (eg collective provision)

•                  Future dividend policy will generally seek to look through “normal” provisioning volatility

2.              Innovative v Non-Innovative

•                  Currently ~ $1.0 billion in excess of APRA’s proposed 15% innovative limit

• expect to “grow-out” of excess by 2010

•                  Medium term capital needs will be met from ACE and non-innovative capital

•                  Still considerable uncertainty around:

•      what qualifies for non-innovative capital and market capacity to absorb non-innovative instruments

•      future cost of capital

•     franking impacts

2006 headwinds represent ~2% drag on cash EPS

Summary of 2006 Headwinds

[CHART]

Group Outlook for 2006

Item	Outlook

Revenue	• 7% - 9% growth:
• Lending & deposit growth to remain strong
• Continued momentum in Australian businesses supported by specific growth initiatives
• Structured deal run-off & reduced INGA contribution due to end of transitional tax relief are key headwinds

Expenses	• 5% - 7% growth:
• Full year run rate of additional FTE’s driving expense growth, will result in earnings growth weighted to second half
• Ongoing investment in growth businesses e.g. Small Business

Provision for Doubtful Debts

•     IFRS provisioning charge uncertain, dependant on actual losses and level of unidentified impaired assets at balance date

•      Provision Charge = Individual Provisions + Change in Collective Provision (growth, change in risk)

•      Continue to report ELP rate. Current credit environment remains favourable

Taxation	• Tax rate higher due to run off of structured deals

Summary - Good result, good momentum

2005	2006

• A quality result, ahead of original target	Environment broadly similar to 2005 Earnings growth again weighted to 2nd half First year of IFRS!
• Strong revenue momentum in second half
• Stronger revenue growth permitted increased investment
• Low risk, strong credit quality

Additional Financial Information

Profit & Cash EPS reconciliation

	FY04 ($m)	FY05 ($m)	Change
Income	8,645	9,350	8.2%
Expenses	(4,026)	(4,515)	12.1%
Operating Profit	4,619	4,835	4.7%

Provision for Doubtful Debts	(632)	(580)	8.2%

Tax & OEI	(1,172)	(1,237)	(5.5)%
NPAT	2,815	3,018	7.2%
Goodwill	189	224	18.5%
Significant Items	(48)	38	large
Pref. Share Dividend	(98)	(84)	14.3%
Cash NPAT	2,858	3,196	11.8%
Average Shares	1,774	1,824	2.8%
Basic Cash EPS (cents)	161.1	175.2	8.8%

Cash EPS comparison – AGAAP v A-IFRS

			Share
	Reported		Based	Fee	Credit				Full
12 mths ended 30/9/05 ($m)	AGAAP	Goodwill	Payments	Revenue	Provisioning	Deriv’s	StEPS	Other	AIFRS
Net interest income	5,798			636	19		(66)	4	6,391
Non-interest income	3,552	45		(654)		35		13	2,991
Operating expenses	(4,336)		(80)					(5)	(4,421)
Goodwill amortisation	(179)	179							0
Bad & doubtful debts	(580)				7				(573)
Tax & OEI	(1,237)		16	6	(10)	(10)		(2)	(1,237)
NPAT	3,018	224	(64)	(12)	16	25	(66)	10	3,151
Goodwill amortisation	224
Hybrid	(84)						66		(18)
Significant items	38								38
Derivatives Revaluation	0					(25)			(25)
Cash NPAT	3,196	0	0	0	0	(25)	66	0	3,146
Average shares (basic)	1,824								1,824
Basic Cash EPS (cents)	175.2	224	(64)	(12)	16	0	0	10	172.5

Note: 2004 A-IFRS Cash EPS not available

Initial IFRS impact on capital likely to be modest, earnings volatility may impact dividends

Initial IFRS impacts on capital are forecast to be modest*

	Book Equity	ACE & Tier 1	Tier 2
	($m)	($m)	($m)
Derivative Accounting	33	(108)	—
Defined Benefit Scheme	(107)	(107)	—
Credit Provisioning	191	191	(235)
StEPS Reclassification	(992)	—	—
Fee Revenue	(266)	—	—
INGA	(181)	—	—
Other including goodwill	192	(1)	(31)
Total Adjustment	(1,130)	(25)	(266)

•                  Under IFRS, reported earnings will become more volatile principally due to new provisioning methodologies

•                  Prime objective will be to continue to maintain stable dividend growth.  In practice, this may require:

•     a larger capital buffer above the minimum capital ratios

•     some potential reduction in dividend payout coinciding with occurrences of outlier higher provisioning charges

Potential Future Dividend Payout Ratio Profile

[CHART]

*Based on 1st October 2005 balance sheet adjustments and subject to APRA finalizing their position on a number of IFRS issues, particularly the treatment of deferred fee income and the collective provision under prudential standards.

Illustrative A-IFRS Balance Sheet adjustments

				Defined
	Reported			Benefit	Fee		Credit	Derivative
as at 30/9/05 ($m)	AGAAP		Goodwill	schemes	Revenue	Securitisation	Provisioning	acctg	StEPS	Other	Full AIFRS
Liquid Assets & due for other fin’al inst.	17,948										17,948
Trading & invst sec’s & fair value assets	13,226					3,000		8		1	16,235
Net loans & advances	230,952				(390)	1,542	307				232,411
Customers liability for acceptances	13,449										13,499
Derivative fin’al instruments	0									5,006	5,006
Regulatory deposits	159										159
Shares in cont entities, assoc’s & JV’s	1,872	+								(126)	1,746
Deferred tax assets	1,337			44	124			25	2	0	1,532
Goodwill	2,898		224							27	3,149
Premises & Equipment	1,441									(381)	1,060
Other Assets	9,903			8					6	(4,625)	5,292
Total Assets	293,185		224	52	(266)	4,542	307	33	8	(98)	297,987
Due to other fin’al inst.	12,027										12,027
Deposits & other borrowings	185,693					3,000					188,693
Liability for acceptances	13,449										13,449
Derivative fin’al instruments	0									5,672	5,672
Deferred tax liabilities	1,797			3			116			115	2,031
Bonds & notes	39,073					1,538					40,611
Loan capital	9,137								1,000		10,137
Other liabilities	11,607			156						(5,668)	6,095
Provisions	914										914
Total Liabilities	273,697		0	159	0	4,538	116	0	1,000	119	279,629

Shareholders equity	19,488		224	(107)	(266)	4	191	33	(992)	(217)	18,358

Continued strong balance sheet growth

Personal

•                  Solid mortgages and credit card FUM growth driving lending

•                  Good growth in transaction & savings balances delivering above system deposit growth

Institutional

•                  Increased domestic lending following de-risking

•                  Strong deposit growth

New Zealand

•                  Good growth in Mortgages, Corporate & Institutional

•                  Deposit growth in line with system

Corporate

•                  Good lending growth in both Corporate & Business Banking.  12% Business Banking growth in line with system

•                  Continued strong deposit growth

Esanda & UDC

•                  Lending growth strong in Aust (up 9%), NZ impacted by restructuring

•                  Debentures & Online Saver driving deposit growth

Asia Pacific

•                  Strong lending growth in the Pacific driven by industry specialisation strategy

•                  14% increase in Pacific deposits driving growth

Lending and Deposit Volumes

Growth (EOP)

[CHART]

Growth in Mortgages and Long Term Wholesale funding driving asset & funding mix margin impacts

Mortgages continue to grow strongly	Growth in long term funding key driver of funding mix

[CHART]	[CHART]

Australian Geographic margin contraction driven by funding mix, competition & revenue hedging impacts

Funding mix & competition driving Australian interest margin contraction	Institutional most competitive segment
(competition impact on Australian margin Sep 04 – Sep 05)

[CHART]	[CHART]

Fixed rate mortgage competition driving NZ Geographic margin contraction

Strong Fixed Rate Mortgage competition adversely impacting NZ margins	NZ mortgages driving margins down
(competition impact on NZ margin Sep 04 – Sep 05)

[CHART]	[CHART]

Capital position remains above target range

Drivers of the ACE ratio

[CHART]

•                  Adopted a prudent approach given uncertainties regarding IFRS and APRA impact on capital

•     $350m buy-back ongoing, $203.6 million completed to-date

•     “Other” impact largely reflects dividend & capital return from INGA and NBNZ Life sale, net of increased capital deductions

•                  Retain flexibility to make small ‘in-fill’ acquisitions and accommodate APRA/IFRS uncertainties

*Core Cash Earnings, defined as earnings after hybrid distributions, but before goodwill

Capital efficiency will be driven by access to non - innovative hybrids

•     Current hybrid’s are expected to qualify as innovative Tier-1 capital

•                  Innovative hybrid is currently ~$1bn in excess of APRA’s proposed 15% limit and is expected to be corrected by organic growth by 2010

•                  Non-Innovative capital capacity will grow from $1.5bn (current) to in excess of $2bn by 2010

•                  Assuming Tier 1 at 7%, without access to hybrid capital (innovative or non-innovative), organic capital generation would fund only 9% pa RWA growth.  By using hybrid capital (non-innovative) and ACE capital of 5.25%, RWA growth of around 12% pa can be funded.

•                  Still considerable uncertainty around what qualifies for Non-Innovative capital and franking impacts

Core Capital Generation & Usage % of RWA

[CHART]

Funding Marginal RWA Growth
with Tier 1 @7%

[CHART]

Cost of Capital dependant on access to Non-Innovative or Preference Share capital

•                  As we are capped out on Innovative capital until 2010 marginal RWA growth will be funded by either Core or Non-Innovative Capital

•                  APRA’s low 25% limit for hybrid capital may result in incremental RWA growth being funded with at least 5.25% ACE (75% of Tier 1)

•                  Strategy will be to reconsider Tier 1 targets and develop Non-Innovative capacity

•                  The amount of non-innovative capital issued and cost of capital will be dependant upon APRA’s final definition and investor appetite

Capital mix for marginal RWA
growth next 5 years

[CHART]

Current hybrids

	ANZ StEPS	US Trust Securities	€ Trust Securities

US$1.1 billion
Currency & Amount	A$1 billion	• US$350m – Jan 2010	EUR500 million
• US$750m – Dec 2013

Issue Date	24 September 2003	26 November 2003	13 December 2004

Final Maturity Date	14 September 2053	15 December 2053	12 December 2053

Fixed
Interest Rate	Floating – BBSW + 100bpts	• US$350m @ 4.48%	Floating – Euribor + 66bpts
• US$750m @ 5.36%

	Innovative	Innovative	Innovative
Innovative/Non Innovative	• Step up of 100bpts at Sept 2013, or issuer call at Sept 2008	• Convertible to ordinary shares at investors option in Jan 10/Dec 13	• Step up 100bpts at Dec 2014

	• Equity under AGAAP	• Debt under AGAAP	• Equity under AGAAP
Debt/Equity classification	• Debt under A-IFRS as convertible to variable # of ordinary shares	• Debt under A-IFRS as mandatory conversion to variable # of ordinary shares	• Equity under A-IFRS as no conversion remains a preference share

Position to 2010	No change anticipated	No change anticipated	No change anticipated

New Zealand currency risk substantially hedged

•                  Revenue hedging continues to be undertaken when currency is assessed to be outside its normal trading range and fair value estimates.

•                  Under IFRS, hedge accounting remains until 1 Oct 2006. Subsequently, the full MTM of the FX derivatives will impact the P&L with no offset in the current period for future revenue flows.  Objective will be to continue hedging if economically justified, however, some changes in hedging approach may be required.

NZD revenue hedging position (A$m)

	2005	2004
Notional Principal	3,957	3,450
Income from hedge	(19)	10
Unrealised gain/(loss)	29	(41)
Exchange rate (spot)	~ 1.09	~ 1.09
Exchange rate (with forward points)	~ 1.11	~ 1.11

Attractive rates for hedging

future revenue

[CHART]

Estimated proportion of NZ

earnings hedged

(rolling 12 month basis)

[CHART]

Credit Quality

ELP reduction reflects improved credit quality

Improved risk profile drives reduction in ELP rate	ELP charge exceeded SP’s by 63% in FY05

[CHART]	[CHART]

Net Specific Provisions down 19%

•                  Credit quality in Australia continues to improve, with lower Specific Provisions

•                  Specific Provisions up in New Zealand due to two medium sized Corporate accounts plus a handful of smaller exposures impacted by a significant downturn in the exported apples industry.

•                  Some recoveries and write-backs recorded on legacy US Power accounts in 2005

Geographic Specific Provisions	Net Specific Provisions by size FY05

[CHART]	[CHART]

Non Accrual loans remain at historically low levels

Gross Non-Accrual Loans at historical lows*	New Non Accruals impacted by a small number of accounts

[CHART]	[CHART]

* Gross Non-Accrual Loans to Gross Loans & Acceptances

New Zealand portfolio remains sound, a small number of isolated defaults

Risk Grade Profiles

[CHART]

•                  NZ overall portfolio remains high quality, in line with Australia

•                  New Zealand new Non Accruals increased with the downgrade of two medium sized accounts and a small number of accounts impacted by a downturn in the export apple & pear industry

•                  Net specific provisions still slightly less than ELP

•                  New Zealand investment grade lending increased in FY05

We are closely monitoring potential impacts of the high oil price

	Driver	Current position

Impact of High Oil Prices	• The recent spike in oil prices is likely to impact on credit quality	•	ANZ’s credit quality remains in excellent shape, however we expect some additional losses as a result of the increased oil price

		•	Market information suggests some consumer spending patterns are already changing

		•	Profit warnings directly attributable to higher oil prices have increased

		•	Industries with sub sectors identified as being directly at risk include; road transport, motor vehicle retailing, motor vehicle manufacturing, motor vehicle wholesaling and plastics manufacturing

		•	Other sectors indirectly impacted to lesser degrees include: retail, hospitality and tourism.

		•	Analysis suggests that sustained higher Oil Prices could have the equivalent effect of a 0.50% increase in interest rates

Nominal and Real Oil Price

[CHART]

Note: Oil price is West Texas Intermediate (WTI); Shaded areas denote oil price ‘shocks’.

Source: Thomson Financial Datastream; US Bureau of Labor Statistics; Economics@ANZ.

Credit quality robust in Mortgages Australia

•                  Dynamic LVR profile reflects strong migration into lower LVR buckets compared to time of origination

•                  Owner Occupied dominates the portfolio, although increased uptake of Equity products continues.

•                  60+ day arrears have improved in the Sep-05 quarter.

Network vs Brokers 60+ day Delinquencies

[CHART]

Strong LVR profile

[CHART]

Portfolio by product – Mortgages Australia (incl Origin)

[CHART]

Inner City arrears immaterial

Purpose of inner city lending shifting towards Owner Occupied

[CHART]

Inner City Accounts & Exposure

[CHART]

Inner city delinquencies negligible

[CHART]

Industry exposures – Australia & New Zealand

Health & Community Services	Cultural & Recreational Services	Forestry & Fishing

[CHART]	[CHART]	[CHART]

Mining	Personal & Other Services	Communication Services

[CHART]	[CHART]	[CHART]

Finance - Other	Transport & Storage	Utilities

[CHART]	[CHART]	[CHART]

Finance – Banks, Building Soc etc.	Accommodation, Clubs, Pubs etc.	Construction

[CHART]	[CHART]	[CHART]

Real Estate Operators & Dev.	Retail Trade	Agriculture

[CHART]	[CHART]	[CHART]

Manufacturing	Wholesale Trade	Business Services

[CHART]	[CHART]	[CHART]

Divisional Performance

Customer satisfaction and market share has grown

Leading major bank customer satisfaction (Main Financial Institution*)	Overtaken NAB and closing the market share gap to WBC (share of traditional banking products)

Market Share Gap

[CHART]	[CHART]

*Source: Roy Morgan Research – Main Financial Institution, September 2005 results preliminary only

% Satisfied (Very or Fairly Satisfied), 6 monthly moving average

Source: Roy Morgan Research – Traditional Banking 12 monthly average

Mortgages: solid FUM growth with strong performance by ANZ proprietary channels

Housing market continues to deliver attractive FUM growth^ ($b)	ANZ channels increasing their share of new sales flows

[CHART]	[CHART]

^excludes Securitized Assets

Retail channels increasing market share; Origin refocusing	Mortgage Solutions growing ahead of expectations ($m)

[CHART]	[CHART]

*Mortgages Retail includes mortgages sourced from ANZ’s distribution network and brokers. “Total Mortgages” includes white-labelled mortgages through Orgin

Banking Products: good FUM growth in Savings & Transaction accounts

Transaction FUM: Access accounts driving growth (A$b)	Savings FUM: good growth across all products (A$b)

[CHART]	[CHART]

Good growth in Transaction accounts	Deposit margins have remained relatively stable despite competition
(index: 1H04 = 100)

[CHART]	[CHART]

Consumer Finance: strong growth in all products driving market share gains

Continued strong FUM growth	Delinquencies trending down across the portfolio (90+ day arrears)

[CHART]	[CHART]

All card products adding economic value (indexed annual EVA)	Greater than 80% of low rate customers acquired externally
[CHART]	[CHART]

INGA: underlying business performing well

Note – all data based on INGA December Year End, 1H05 at Jun-05

Significant efficiency gains
Solid underlying profit growth	realised since JV formed
achieved during integration	(cost to income ratio^)

[CHART]	[CHART]

ANZ Channels driving majority
Continued strong FUM growth	of new sales*

[CHART]	[CHART]

^ Excluding non-recurring remediation expenses

*Retail and Mezzanine Sales, 12 months to 30 June 2005

INGA JV: strong underlying contribution partially offset by capital investment hedge losses

Full year NPAT to Sept-05 increased 9% driven by:

•      Funds management income increased by 5% based on higher average funds under management underpinned by strong investment markets and improved net flows

•      Risk income grew 28% due to growth in in-force premiums and continued favourable claims experience

•      Capital investment earnings increased by 10% but were negatively impacted by

•      interest costs related to a return of shareholder capital

•      Capital hedge losses (in ANZ) impact the net return on investment earnings

•      Core operating cost were lower in 2005, offset by

•      costs associated with remediation of past unit pricing errors

•      upgrading systems and processes

•      INGA currently ranks fifth in Retail FUM as measured by ASSIRT

Current JV Valuation		$m

Carrying value at Sep-04		1,697
•	Capital return	(245)
•	Movement in Reserves	2
•	2005 Equity accounted profits	107
•	Dividend Received	(82)
Carrying value at Sep-05		1,479

Investment Earnings partially
offset by ANZ Hedge losses

[CHART]

ANZ capital invested in
diverse portfolio

[CHART]

Institutional: strong second half momentum

Business performance in line	Lending Asset growth
with expectations (NPAT growth)	moderating in 2H05

[CHART]	[CHART]

Strong non interest income	Strong growth in Markets
growth delivered in 2H05	income: VaR remains low

[CHART]	[CHART]

*continuing businesses

*97.5 confidence

Institutional: increased cross sell, partly offset by offshore margin pressure

Increased client NIACC*	Margin pressure driven by
evidence of improved cross sell	offshore markets
(index: 1H04 = 100)

[CHART]	[CHART]

Australian Bank with most cross-sell
• Peter Lee Associates 2005

*NIACC – Net Income after Cost of Capital

*continuing operations

New Zealand: financial performance softer than expected, but good operational momentum

Strong performance in NBNZ Retail, Corporate and Rural, whilst
ANZ Retail, Institutional and UDC reposition*

[CHART]

ANZ Retail

•      Improved volume growth

•      Customer Satisfaction at 7 year high

•      Ongoing investment in brand & people

•      2 new branches

•      Restructuring of fee income

•      Margin pressure in mortgages

NBNZ Retail

•      Strong volume growth in both business and personal

•      Mortgages market share of growth held

•      2 new branches

•      Margin pressure

•      Above market deposit growth

Corporate

•      Strong lending and deposit growth supported by stable margins

•      Stronger fee growth in second half

•      Increased market share

Rural

•      Good lending and deposit growth

•      Stable margins

•      Fee income stronger in second half

•      Disciplined cost control

Institutional

•      Strong deposit & lending growth, offset by margin contraction

•      #1 Lead Bank, increased market share and service ratings

•      NZ$14.5m reduction in NPAT from structured transactions

•      Increased cross-sell and non interest income

UDC

•      Slower volume growth due to changes away from the franchisee model and competitive pressure

•      Significant competitive pressure impacting margins

*growth numbers normalised for NBNZ

Both NZ retail brands continue to hold market share & improve customer satisfaction

Stabilising mortgages position*	Household deposits share
(share of new mortgage registration by number)	stable at ~37%**

[CHART]	[CHART]

Continue to maintain share	Customer satisfaction continues
of customers	to improve in both brands#
(ANZN number of Main Bank Personal
customers ‘000)

[CHART]	[CHART]

Sources – *Terralink International Ltd, NZ
**RBNZ Aggregate SSR & ANZN SSR

#Source: ACNielsen© Consumer Finance Monitor. Major banks only; rolling 4 quarter average percentage of customers rating their main bank as ‘Excellent’ or ‘Very good’ in response to the question ‘How would you rate your (main) provider of financial services on its overall service?’

NBNZ integration on track

NZ$m	2004	2005	2006	2007
Total Integration costs	49	139	52	0
Incremental Integration Opex	29	85	Likely to be approximately • 10% costs capitalised, • 5% covered by restructuring provision, and; • 20% from existing resources
Cost synergies	6	33	39	58
Revenue synergies	1	26	47	53
Attrition	20	33	34	34

•      No material change to forecast integration costs and benefits

•      Full impact to satisfy regulatory requirements under ANZ National Bank’s Conditions of Registration have been assessed and along with higher program management costs will increase total integration costs from NZ$220m to NZ$240m

•      Outsourcing Policy changes have recently been announced by RBNZ – impact under consideration, but likely to provide more flexibility in outsourcing processes and systems

•      Integration to be virtually finalised by end of 2005

•      2005 integration tasks completed include

•      New IT infrastructure established to support systems migrating from Australia

•      Successful migrations to single integrated core systems for general ledger, procurement, property and HR/payroll

•      Commenced migrations to ANZ Group systems in Institutional, Corporate and Commercial

New Zealand structured finance transactions

•      IRD audit focused on so called “conduit” transactions

•      Notices of Proposed Adjustment and assessments received as expected

•      Net potential liability on all similar transactions $NZ308m*

•      Legislative change to ‘thin cap’ rules in NZ will make these transactions economically unviable after 2005

•      No new conduit transactions entered into in over 2 years

•      Conduit transactions have been exited during 2H05

•      More capital now held in NZ – negligible profit impact. Franking impact limited by redirecting UK capital to NZ

* including interest which is tax effected, up to 30 September 2005 and net of Lloyds indemnity

NPAT from NZ Structured
Finance Transactions –
significant runoff in FY06

[CHART]

Corporate: Strong performance for Corporate Banking, significant investment in Small Business

Corporate Banking – good	Strong credit quality driving
revenue and cost momentum	low specific provisions

[CHART]	[CHART]

Significant increase in WSTMS*	Small Business – investment and
deal flow in 2005	focus driving lending growth

[CHART]	[CHART]

*Wall St to Main St

Business Banking: growth has moderated, fundamentals remain sound

•      Business Banking balance sheet growth has moderated, reflecting:

•      slowdown in property related lending

•      increased competition in the market; margins have remained relatively stable

•      steady new lending volumes (with around one third due to new customers), but

•      higher amortisation due to the strong cash performance of the segment (also reflects in excellent credit quality)

•      Modest market share gain during the year; retained highest customer satisfaction and lowest likelihood to switch as measured by independent research

Excellent credit quality and
low Specific Provisions

[CHART]

Balance Sheet growth has moderated

[CHART]

Margins remain stable for core lending
and deposit products (index: 1H04 = 100)

[CHART]

Esanda & UDC: good growth in Australia, NZ impacted by restructure

Strong NPAT growth in	Solid Revenue growth and continued
Australia, flat in NZ	cost discipline driving CTI below 40%

[CHART]	[CHART]

New Business Writings growth driven by	Debentures & Online Saver continue
Australia, NZ impacted by restructure	to grow supporting asset growth

[CHART]	[CHART]

Asia: good underlying performance

ANZ Asian Network

•      Excluding Treasury NPAT grew 23%

•      Return to balance sheet growth following de-risking, lending up 10% yoy, deposits up 12% yoy

•      Good momentum in Institutional businesses, Markets, Trade and Corporate & Structured Financing

•      Continuing to add product specialists and increased focus on personal banking products in 2006

Good NPAT momentum in core business* (A$m)

[CHART]

*excludes Treasury

Retail Partnerships

•      NPAT down 22% yoy driven by FY04 Panin one-offs not repeated in FY05, and costs of establishing new partnerships eg Cambodia

•      Cards continues to perform well with a 22% increase in NPAT(1)

•      New partnerships established:

•      Vietnam (SacomBank)

•      Cambodia (ANZ Royal)

•      Discussions ongoing with two potential Chinese partners

Credit Card JV’s
performing well
(# card accounts ‘000)

[CHART]

Panin Partnership

•      Strong underlying growth in Consumer and SME; outlook still positive

•      Provisioning, tax and other equity accounting adjustments in 2004 not repeated in 2005

•      Recent interest rate rises are likely to impact market growth and put pressure on margins

•      Book value of $143m against market value of $249m at Sep-05

Strong underlying
earnings momentum (A$m)

[CHART]

Pacific: strong performance across the region

•      NPAT up 17% on FY04, driven by:

•      Lending growth of 23% pcp (12% hoh)

•      Deposits growth of 20% pcp (14% hoh)

•      Good momentum across the Pacific underlined by:

•      Strong staff engagement of 68%, well above Group

•      Increased sales focus and training

•      Implementation of regional specialists eg Tourism sector

•      Strong community investment eg Banking the Unbanked in Fiji, Alliance with PNG Post

•      Small in-fill acquisitions a possibility to increase footprint

Continued strong balance sheet
growth across the region

[CHART]

Strong NPAT growth (A$m)

[CHART]

Leading staff engagement
driving performance

[CHART]

Good progress on corporate responsibility agenda

•      “Community Involvement” No.2 value evident in ANZ’s culture according to our staff (Customer Focus was number 1)

•      Ranked in the top 10 of top 10% of banks globally on the Dow Jones Sustainability Index

•      100% for community management practice on Corporate Responsibility Index

•      Member of FTSE4Good Global Index

•      A+ on Reputex Social Responsibility ratings

[GRAPHIC]

Overall Image*

[CHART]

• Wallace Associates, Base: Total Metro Population 18+ (2M: Wtd MFI

• Data collection commenced in 2000

Community investment strategy is leading practice

Increasing the financial literacy and inclusion of adult Australians, particularly the most vulnerable

MoneyMinded

•                  Financial education program for adults facing financial difficulty, delivered by community partners and financial councillors Australia-wide.

•                  More than 400 facilitators trained to deliver the program and more than 3,500 consumers have participated so far. Our aim is to reach 100,000 consumers over the next five years.

•                  Victorian State Government is funding the adaptation of MoneyMinded for the Iraqi community in Shepparton

Saver Plus

•                  Assisting low-income families to develop a long-term savings habit, improve their financial knowledge and save for their children’s education.

•                  ANZ matches the savings of participants in the program up $2000 per person.

•                  ANZ provided $481,000 in matched savings to 257 participants in 2004 and, at the end of September, a further 453 families had saved $384,703 to be matched by ANZ.

Financial Inclusion

•                  ANZ and the Aus Government launched MoneyBusiness – a program to build the money skills and confidence of Indigenous Australians.

•                  We will contribute $1m over three years to adapt MoneyMinded for Indigenous communities, introduce SaverPlus to reach 300 Indigenous families, and work with the Government to develop a strategy for delivery of MoneyBusiness nationally by May 2006.

Opportunities for our people to engage with their local communities and support causes that are important to them

ANZ Volunteers

•                  8 hours paid volunteer leave for staff.

•                  18% of Australian staff contributed 24,000 hours, valued at 1.18 million to community organisations in 05. This included 600 staff who gave 4,200+ volunteer hours to Tsunami relief efforts.

•                  ANZ will provide the entire Volunteer network required to support the inaugural Australian Comic Relief for Oxfam Community Aid Abroad.

•                  ANZ’s program is amongst the leaders globally; the average corporate volunteering participation rate is 8.5%

Community Giving

•                  Our workplace giving program, supports more than 18 community organisations that were selected to reflect the causes that are important to our staff.

•                  28% of Australian staff participated in this program over 05, principally through our contribution to Tsunami appeals; the average participation rate in similar schemes at large organisations is 3-4%.

•                  $1m in total from staff donations and matched funds from ANZ contributed to World Vision’s Tsunami relief efforts.

ANZ Community Fund

•                  Empowering branch staff with resources to fund community projects in their local markets.

•                  ‘Grass roots’ business and community partnerships.

•                  We achieved our target to invest a further $350,000 in these partnerships in 2005.

•                  ANZ invested $8.26 million in community initiatives during its 2004-05 financial year, including almost $2.37 million in its financial literacy and inclusion programs which have directly benefited thousands of Australians.

•                  The measurement of ANZ’s community contributions follows an assessment by the London Benchmarking Group (LBG) whose benchmarking model is the emerging standard for measuring corporate community investment programs and is used by almost 100 leading international companies. ANZ is the first Australian company to have its community investments assured based on the LBG methodology.

People strategy has created the most engaged workforce of major banks

Building a vibrant, energetic and high-performing culture, where ANZ’s values guide our actions and decisions

Cultural Transformation

•                  5-year focus on cultural transformation and values-based decision making. 20,000+ staff have participated in Breakout workshops. Target to reach 7,000 frontline staff by end of 2006. Breakout “recharge” launched with a focus on enhancing teamwork and collaboration.

•                  Staff satisfaction up from 50% in 2000 to 85% in 2004 across 32,000 staff. Staff engagement at 63% is ahead of our major bank peers and participating large companies (ASX Top 20).

•                  In 2004/5, staff cited the most visible cultural values as “customer focus” and “community involvement”.

•                  Performance management and rewards aligned with outcomes and behaviours.

Attracting and Nurturing Talent

•                  Attractive benefits including flexible pay options for all staff, share ownership, salary sacrifice for laptops, PCs@home, discounted medical insurance and ANZ products and services.

•                  Development plans for all staff. Innovative programs to identify, nurture and fast-track high potential people from graduates through to senior executives.

•                  Added 3,000 mostly customer-facing staff in the past 18 months.

•                  Largest graduate recruitment intake of publicly-listed companies.

Flexibility for a Diverse Workforce

•                  12 weeks paid parental leave, with no minimum service requirement.

•                  Guaranteed part-time employment for staff over 55, and a Career Extensions program offering flexible options for mature-aged staff.

•                  Partnership with ABC Learning Centres offering childcare services, with five centres open around Australia

•                  Flexible leave options including lifestyle leave which enables staff to take up to an additional four weeks’ leave for any purpose and career breaks of up to five years.

Employee Well-being

•                  Upgraded occupational health and safety policy and system.

•                  Ongoing facilities improvement programs including $130 million branch refurbishment and upgrade, particularly in NSW.

•                  Lost time injury frequency rate continues to decrease and is best amongst our peer group.

•                  Free, comprehensive health checks for all staff and on-line health information service.

•                  Free employee assistance counselling services.

•                  Extensive financial literacy program for staff, including financial fitness sessions rolled out to staff Australia-wide.

•                  Most engaged workforce of all major companies in Australia (Hewitt Employee Engagement Survey)

•                  Recognised as the Leading Australian Organisation for the Advancement of Women (for organisations of more than 500 employees) by the Equal Opportunity for Women in the Workplace Agency (EOWA) Business Achievement Awards. (September 05)

•                  Recognised for leadership and excellence in diversity for Employment and Inclusion of Culturally and Linguistically Diverse Australians in the Diversity@work annual awards. (October 05)

Integrating environmental and social considerations into our business practices

Demonstrating business leadership by integrating environmental and social considerations into our business practices, decisions & behaviors

Institutional & Corporate Sustainability

•                  An environmental and social issues screen of clients and transactions is being rolled out across Institutional. This allows key risks to be identified and addressed in the credit process. Where issues are identified, mitigation measures must be in place.

•                  Formal processes in place to ensure more effective integration of environmental and social considerations in lending policies and decision-making principles, for example our Institutional and Corporate Sustainability unit now forms part of, and provides advice to, our Institutional Client Relationship Group.

•                  A program to build broad staff awareness and understanding of the business rationale for environmental and social issues screening has been developed and will be implemented by December 05.

Operational Environmental Footprint

•                  Programs and targets in place to reduce the impact of our operations on the environment. These include a focus on:

•                  Reducing electricity consumption.

•                  Reducing office paper consumption.

•                  Increasing recycling and reducing waste to landfill.

•                  Implementing our Sustainability Procurement policy to address environmental risks and opportunities in our supply chain.

•                  New Group Environment Charter setting higher performance standards introduced in July 05

New Products and Services

•                  Updated Environment Charter commits ANZ to provide new products and services designed to help our customers and clients improve their environmental performance.

•                  ANZ Markets has established trading capability for Renewable Energy Certificates and is the first bank to be transacting Gas Abatement Certificates.

•                  ANZ has joined a number of consortia (with BP Solar) and submitted expressions of interest to the Australian Government’s Solar Cities Program (subsidies and grants).

•                  We are investing in a number of biodiesel production facilities in Australia and New Zealand within our diversified energy vehicle, the Energy Infrastructure Trust.

•                  ANZ is a signatory to the UNEP Finance Initiative Statement and participates in a number of its local work programs coordinated by the Victoria EPA.

Summary of forecasts – Australia (bank year)

	2005	2006	2007
GDP	2.3	3.4	3.7
Inflation	3.2	2.1	2.1
Unemployment	5.1	5.1	5.0
Cash rate	5.50	5.50	5.75
10 year bonds	5.4	5.3	5.5
$A/$US	0.76	0.68	0.76
$A/$NZ	1.09	1.15	1.27
Credit	13.3	10.9	10.5
• Housing	13.4	13.3	12.2
• Business	13.1	8.5	8.7
• Other	13.7	6.3	6.1

All Forecasts for Sept bank year

Summary of forecasts – New Zealand (bank year)

	2005	2006	2007
GDP	2.7	1.9	2.6
Inflation	3.4	3.2	1.7
Unemployment	3.6	4.4	4.7
Cash rate	6.75	6.75	6.00
10 year bonds	5.7	6.0	6.1
$NZ/$US	0.70	0.59	0.60
Credit	16.1	9.9	7.3
• Housing	15.8	10.0	8.2
• Business	20.0	9.9	6.2
• Other	7.5	7.4	7.2

All Forecasts for Sept bank year

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
John Priestley

Date 08 November 2005